FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Paragraphs 1-9 of the press release that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: August 11, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

B.O.S. Better Online Solutions Announces Net Profit for
the Second Quarter of 2010
Revised Outlook for 2010: Net Profit

RISHON LEZION, Israel, August 11, 2010 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today reported its financial results for the second quarter, ended June 30, 2010.

Revenues for the second quarter of 2010 amounted to $10.4 million, which reflects 10% growth over the previous quarter, and 30% growth as compared to the second quarter last year.

Backlog as of June 30, 2010, continued to remain at the relatively high level of $12.3 million.

Operating profit for the second quarter amounted to $563,000 compared to an operating loss of $2.1 million in the comparable quarter last year.

Operating profit for the first six months of 2010 amounted to $778,000 compared to an operating loss of $2.4 million in the comparable six month period last year.

Financial expenses for the first six months of 2010 increased to $671,000 from $262,000 in the comparable six months period last year. The increase was attributed mainly to (a) stock based compensation of $139,000, and $100,000 of interest expenses related to the convertible debt raised in July 2009 and (b) expenses related to currency differences in the amount of $71,000 in the first six months of 2010, compared to currency differences income of $70,000 in the comparable six month period last year.

Net profit for the second quarter amounted to $115,000 compared to a net loss of $2.4 million dollar in the comparable quarter last year.

Net profit for the first six months of 2010 amounted to $15,000 compared to a net loss of $3.1 million in the comparable six month period last year.

Excluding the amortization of intangible assets and stock based compensation, BOS’ net profit was $362,000 in the second quarter of 2010, and $488,000 for the first half of 2010, compared to a net loss of $857,000 and of $1.45 million in the comparable periods last year.

Edouard Cukierman, Chairman of the Board, stated, "We are very pleased with these results, which prove that the company has turned itself around. These results reflect the successful execution of our cost-reduction plan. In parallel, we are continuing to expand our RFID activities, and we expect these positive trends to continue in the future."

Yuval Viner, BOS CEO, stated, "For the first time in many years, we are pleased to report a net profit, as well as two consecutive quarters of operating profit. We are revising our original outlook for 2010: we reiterate our target of $35 million in revenues, and now believe we will end the year with net profit, not only an operating profit. We expect to make several new customer-related announcements in the near future."

Conference Call

BOS will host a conference call on Wednesday, August 11, 2010 at 10:30 a.m. Eastern Daylight Time/17:30 p.m. Israel Time. A question-and-answer session will follow management's presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

North America +1-8662297198
International +972-3-9180688

For those unable to listen to the live call, a replay of the call will be available from the day after the call on the BOS website, at: http://www.boscorporate.com

Contact:
B.O.S. Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO
+972-54-2525925
eyalc@boscom.com

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq: BOSC) is a leading Israeli provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division (Israel) offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The Company's supply chain divisions (Israel and US) provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: http://www.boscorporate.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations and general worldwide economic conditions; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share amounts)

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Revenues	$19,857	$17,053	$10,411	$8,009
Inventory allowance and write off	(155)	(56)	(73)	(89)
Cost of revenues	15,298	12,989	7,997	6,247
Gross profit	4,714	4,120	2,487	1,851

Operating costs and expenses:
Research and development	182	361	62	153
Sales and marketing	2,736	4,216	1,308	2,201
General and administrative	1,018	784	554	402
Impairment of goodwill	-	1,218	-	1,218
Total operating costs and expenses	3,936	6,579	1,924	3,974

Operating profit (loss)	778	(2,459)	563	(2,123)
Financial expenses, net	(671)	(262)	(366)	(172)
Other expenses, net	(88)	(219)	(81)	(52)
Income (loss) before taxes on income	19	(2,940)	116	(2,347)
Taxes on income	(4)	(192)	(1)	(41)
Net income (loss)	$15	$(3,132)	$115	$(2,388)

Basic net income (loss) per share (*)	$0.01	$(1.30)	$0.04	$(0.95)

Diluted net income (loss) per share (*)	$0.01	$(1.30)	$0.04	$(0.95)

Weighted average number of shares used in computing basic net earnings per share (*)	2,627,055	2,395,844	2,626,760	2,475,932
Weighted average number of shares used in computing diluted net earnings per share (*)	2,753,356	2,395,844	2,753,036	2,475,932

(*) All earnings (loss) per share data are reported after the effect of the 1 for 5 reverse split that occurred on January 12, 2010.

CONDENSED CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	June 30, 2010	December 31, 2009
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$369	$597
Trade receivables, net	10,184	8,685
Other accounts receivable and prepaid expenses	835	1,043
Inventories	7,420	8,776
Investment in other company	-	361
Total current assets	18,808	19,462

LONG-TERM ASSETS:
Severance pay fund	601	652
Investment in other companies	117	218
Other assets	197	123
Total long-term assets	915	993

PROPERTY, PLANT AND EQUIPMENT, NET	1,179	1,278
OTHER INTANGIBLE ASSETS, NET	1,766	1,999
GOODWILL	4,065	4,172
Total assets	$26,733	$27,904

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank loans and current maturities	$11,397	$11,787
Trade payables	4,774	5,097
Employees and payroll accruals	670	652
Deferred revenues	584	731
Accrued expenses and other liabilities	1,171	1,226
Total Current Liabilities	18,596	19,493

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	578	816
Deferred taxes and income tax accruals	365	377
Accrued severance pay	711	770
Convertible notes	2,229	1,886
Other long-term liabilities	625	919
Total long-term liabilities	4,508	4,768

SHAREHOLDERS' EQUITY	3,629	3,643
Total liabilities and shareholder's equity	$26,733	$27,904

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Cash flows provided by (used in) operating activities	297	(1,564)	293	(306)

Net cash provided by (used in) investing activities	21	(1,049)	(13)	(126)

Net cash provided by (used in) financing activities	(546)	1,787	(722)	108

Decrease in cash and cash equivalents	(228)	(826)	(442)	(324)

Cash and equivalents at the beginning of the period	597	1,637	$811	1,135

Cash and cash equivalents at the end of the period	$369	$811	$369	$811

CONDENSED CONSOLIDATED EBITDA
 (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Operating Profit (loss)	$778	$(2,459)	$563	$(2,123)
Add:
Amortization of intangible assets	214	181	117	83
Stock based compensation	120	278	61	230
Depreciation	134	101	66	53
Impairment of goodwill	-	1,218	-	1,218
EBITDA	$1,246	$(681)	$807	$(539)

CONDENSED CONSOLIDATED SALES BY GEOGRAPHIC AREA
 (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

America	$3,485	$2,558	$1,791	$1,362
Far East	907	512	621	240
Europe	2,146	2,387	1,040	1,281
Israel and others	13,319	11,596	6,959	4,896
Total	$19,857	$17,053	$10,411	$8,009